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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Spirent plc
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary shares of 3 1/3 pence each
(Title of Class of Securities)

84856M209
(CUSIP Number of Class of Securities of Underlying Ordinary Shares)

Paul Eardley, Company Secretary, Spirent plc
Spirent House
Crawley Business Quarter
Fleming Way, Crawley, West Sussex
RH10 9QL
United Kingdom

+44 (0)1293 767 676
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$7,931,304	$641.65

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 49,752,367 Ordinary shares of Spirent plc having an aggregate value of $7,931,304 as of August 11, 2003 will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model and an exchange rate of £1 = $1.60 (being the applicable exchange rate as at August 11, 2003). The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.    Summary Term Sheet

        The information set forth under the heading "Summary Term Sheet" in the Option Exchange Offer is incorporated herein by reference.

Item 2.    Subject Company Information

(a)    Name and Address

        The issuer, Spirent plc ("Spirent" or the "Company"), is a company organized under the laws of England and Wales with its principal executive office at Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, United Kingdom. The telephone number at that address is +44 (0) 1293 767 676. The information set forth in the Option Exchange Offer in the sections under the heading "Particulars of the Offer" entitled "11. Information concerning Spirent" is incorporated herein by reference.

(b)    Securities

        This Tender Offer Statement on Schedule TO relates to an offer by Spirent to exchange (the "Option Exchange Program" or "OEP") options to purchase an aggregate of 49,752,367 shares of the Company's Ordinary shares (or, if relevant, ADRs), whether vested or unvested, that have been granted under the Spirent Stock Option Plan, as amended (the "SSOP") and that are held by optionholders (excluding executive directors of the Company) who reside in the United States of America, Canada, France, Germany, Hong Kong, the Netherlands, Sweden or the United Kingdom and who are employed within Spirent's Communications group business ("Eligible Employees"). Eligible Employees who, as at the record date of August 15, 2003, hold outstanding options under the SSOP with an exercise price of £1.40 per share or greater ("Underwater Options") are eligible to participate in the OEP. Under the OEP, participants waive their Underwater Options in return for the grant of new options ("Replacement Options") to acquire shares in the Company (or, if relevant, ADRs). The Replacement Options will be granted under the amended SSOP, as set forth in Exhibit (d)(1) to this Schedule TO. As at August 6, 2003, there were Underwater Options outstanding (whether vested or unvested) in respect of 49,752,367 Ordinary shares of the Company. Underwater Options may be exchanged for Replacement Options, upon the terms and subject to the conditions set forth in (i) the Option Exchange Offer and (ii) the Option Election Agreement. These documents, as they may be amended or supplemented from time to time, are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. In order to participate in the OEP, Eligible Employees must be employed continuously by the Company, from the date of this Option Exchange Offer through the date on which the Replacement Options are granted. The actual number of Ordinary shares to be issued under the OEP depends on the number of Ordinary shares subject to Underwater Options tendered by Eligible Employees and which are accepted for exchange. The information set forth in the Option Exchange Offer under the heading "Summary Term Sheet" and the sections under the heading "Particulars of the Offer" entitled "2. Number of Options to be Exchanged", "3. Expiration Date", "7. Acceptance of Underwater Options for Exchange and Issuance of Replacement Options" and "10. Source and Amount of Consideration; Terms of Replacement Options; General Provisions of the SSOP" is incorporated herein by reference.

(c)    Trading Market and Price

        The information set forth in the Option Exchange Offer under the heading "Particulars of the Offer" entitled "9. Price Range of Shares Underlying the Underwater Options" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

(a)    Name and Address

        The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the information set forth in the Option Exchange Offer, under the heading "Particulars of the Offer" entitled "12. Interests of Directors and Senior Management; Transactions and Arrangements Concerning the Options" and in Schedule A of the Option Exchange Offer entitled "Information Concerning the Directors and Senior Management of Spirent plc" is incorporated herein by reference.

Item 4.    Terms of the Transaction

(a)    Material Terms

        The information set forth in the Option Exchange Offer under the headings "Summary Term Sheet" and the sections under the heading "Particulars of the Offer" entitled "1. Eligibility", "2. Number of Options to be Exchanged; Expiration Date", "5. Procedures for Electing to Exchange Underwater Options", "6. Withdrawal Rights", "7. Acceptance of Underwater Options for Exchange and Issuance of Replacement Options", "8. Conditions of the Option Exchange Offer," "9. Price Range of Shares Underlying the Underwater Options", "10. Source and Amount of Consideration; Terms of Replacement Options; General Provisions of the SSOP", "13. Status of Underwater Options Acquired by us in the Option Exchange Offer; Accounting Consequences of the Option Exchange Offer", "14. Legal Matters; Regulatory Approvals; Agreements Involving our Ordinary Shares", "15. Material US Federal Income Tax Consequences," "16. Extension of Option Exchange Offer; Termination; Amendment", and in Schedules A through N of the Option Exchange Offer is incorporated herein by reference.

(b)    Purchases

        The information set forth in the Option Exchange Offer under the heading "Particulars of the Offer" entitled "12. Interests of Directors and Senior Management; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

(e)    Agreements Involving the Subject Company's Securities

        The information set forth in the Option Exchange Offer in the section under the heading "Particulars of the Offer" entitled "12. Interests of Directors and Senior Management; Transactions and Arrangements Concerning the Options" is incorporated herein by reference. The eligible option plans and related option agreements attached hereto as Exhibits (d)(i) and (d)(ii) contain information regarding the subject securities.

Item 6.    Purposes of the Transaction and Plans or Proposals

(a)    Purposes

        The information set forth in the Option Exchange Offer under the headings "Summary Term Sheet" and "Particulars of the Offer—4. Purpose of the Option Exchange Offer" is incorporated herein by reference.

(b)    Use of Securities Acquired

        The information set forth in the Option Exchange Offer in the sections under the heading "Particulars of the Offer" entitled "7. Acceptance of Underwater Options for Exchange and Issuance of Replacement Options" and "13. Status of Options Acquired by Us in the Option Exchange Offer; Accounting Consequences of the Option Exchange Offer" is incorporated herein by reference.

(c)    Plans

        The information set forth in the Option Exchange Offer under the heading "Particulars of the Offer—4. Purpose of the Option Exchange Offer" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

(a)    Source of Funds

        The information set forth in the Option Exchange Offer under the heading "Particulars of the Offer—10. Source and Amount of Consideration; Terms of Replacement Options; General Provisions of the SSOP" is incorporated herein by reference.

(b)    Conditions

        Not applicable.

(d)    Borrowed Funds

        Not applicable.

Item 8.    Interest in Securities of the Subject Company

(a)    Securities Ownership

        The information set forth in the Option Exchange Offer under the heading "Particulars of the Offer—12. Interests of Directors and Senior Management; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

(b)    Securities Transactions

        The information set forth in the Option Exchange Offer under the heading "Particulars of the Offer—12. Interests of Directors and Senior Management; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used

(a)    Solicitations or Recommendations

        Not applicable.

Item 10.    Financial Statements

(a)    Financial Information

        The information set forth in Option Exchange Offer under the headings "Particulars of the Offer—11. Information Concerning Spirent", "Particulars of the Offer—18. Additional Information" and "Particulars of the Offer—19. Financial Statements" is incorporated herein by reference. Our Annual Report on Form 20-F for the year ended December 31, 2002 has been filed with the SEC on June 17, 2003 and can also be accessed electronically on the Securities and Exchange Commission's website at http://www.sec.gov. We are not required to produce quarterly financial statements under United Kingdom legislation or under the rules of the United Kingdom Listing Authority.

(b)    Pro Forma Information

        The information set forth in Option Exchange Offer under the heading "Particulars of the Offer" entitled "13. Status of Options Acquired by Us in the Option Exchange Offer; Accounting Consequences of the Option Exchange Offer" is incorporated herein by reference.

Item 11.    Additional Information

(a)    Agreements, Regulatory Requirements and Legal Proceedings

        The information set forth in the Option Exchange Offer in the sections under the heading "Particulars of the Offer" entitled "12. Interests of Directors and Senior Management; Transactions and Arrangements Concerning the Options" and "14. Legal Matters; Regulatory Approvals; Agreements Involving our Ordinary shares" is incorporated herein by reference.

(b)    Other Material Information

        Not applicable.

Item 12.    Exhibits

99.(a)(1)(i)	Option Exchange Offer dated August 15, 2003
99.(a)(1)(ii)	Option Election Agreement and Promise to Grant Replacement Options
99.(a)(1)(iii)	Withdrawal Form
99.(a)(1)(iv)	Form of Covering Email with Instructions for Email Election Packages
99.(a)(1)(v)	Form of Covering Letter with Instructions for Paper Election Packages
99.(a)(1)(vi)	Employee Presentation with Speaker's Notes
99.(a)(1)(vii)	Form of Reminder Communication to Eligible Employees in respect of the Forthcoming Expiration Date
99.(a)(1)(viii)	Form of Acknowledgement of Receipt in respect of an Option Election Agreement
99.(a)(1)(ix)	Press Release Announcing Commencement of Option Exchange Offer dated August 15, 2003
99.(a)(1)(x)	Form of Poster Confirming to Eligible Employees that an Option Exchange Offer has been made
99.(a)(1)(xi)	Form of Reminder Poster to Eligible Employees in respect of the Forthcoming Expiration Date
99.(a)(1)(xii)	Form of Web Page Containing Links to Offering Materials
99.(d)(i)	The Rules of the Spirent Stock Option Plan, as amended and restated, which were approved by our shareholders on July 9, 2003
99.(d)(ii)	Forms of Stock Option Agreement and Exercise Notice in respect of the Spirent Stock Option Plan

Item 13.    Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2003	By:	/s/ NICHOLAS K BROOKES Nicholas K Brookes Chief Executive Officer, Spirent plc

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(i)	Option Exchange Offer dated August 15, 2003
(a)(1)(ii)	Option Election Agreement and Promise to Grant Replacement Options
(a)(1)(iii)	Withdrawal Form
(a)(1)(iv)	Form of Covering Email with Instructions for Email Election Packages
(a)(1)(v)	Form of Covering Letter with Instructions for Paper Election Packages
(a)(1)(vi)	Employee Presentation with Speaker's Notes
(a)(1)(vii)	Form of Reminder Communication to Eligible Employees in respect of the Forthcoming Expiration Date
(a)(1)(viii)	Form of Acknowledgement of Receipt in respect of an Option Election Agreement
(a)(1)(ix)	Press Release Announcing Commencement of Option Exchange Offer dated August 15, 2003
(a)(1)(x)	Form of Poster confirming to Eligible Employees than an Option Exchange Offer has been made
(a)(1)(xi)	Form of Reminder Poster to Eligible Employees in respect of the Forthcoming Expiration Date
(a)(1)(xii)	Form of Web Page Containing Links to Offering Materials
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(c)	Not applicable
(d)(i)	The Rules of the Spirent Stock Option Plan, as amended and restated, which were approved by our shareholders on July 9, 2003
(d)(ii)	Forms of Stock Option Agreement and Exercise Notice in respect of the Spirent Stock Option Plan
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable.
(h)	Not applicable.

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TABLE OF CONTENTS
  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Subject Company
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information
  Item 12. Exhibits
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS